Exhibit 12.1

Lowe's Companies, Inc.
Statement Re Computation of Ratio of Earnings to Fixed Charges
In Millions, Except Ratio Data

	Fiscal Years Ended On
	January 28, 2011	February 3, 2012	February 1, 2013	January 31, 2014	January 30, 2015
Earnings:
Earnings Before Income Taxes	$3,228	$2,906	$3,137	$3,673	$4,276
Fixed Charges	486	524	605	623	677
Capitalized Interest [1]	(4)	—	6	8	9
Adjusted Earnings	$3,710	$3,430	$3,748	$4,304	$4,962

Fixed Charges:
Interest Expense [2]	352	385	463	478	525
Rental Expense [3]	134	139	142	145	152
Total Fixed Charges	$486	$524	$605	$623	$677

Ratio of Earnings to Fixed Charges	7.6	6.5	6.2	6.9	7.3

[1]	Includes the net of subtractions for interest capitalized and additions for amortization of previously-capitalized interest.

[2]	Interest accrued on uncertain tax positions is excluded from Interest Expense in the computation of Fixed Charges.

[3]	The portion of rental expense that is representative of the interest factor in these rentals.